Exhibit 19.2

Personal Securities Trading and Preclearance Practice
Functional Owner: VP, Chief SEC Counsel & Secretary	Last Updated: December 9, 2025
I.PURPOSE

This Practice has been adopted in connection with the Insider Trading and Prohibited Transactions Policy and sets forth requirements with respect to limitations on and the preclearance of transactions governed by that Policy.

Section VIII contains a list of definitions covering capitalized terms used in this Practice. Other capitalized terms not otherwise defined in this Practice have the meanings given to them in the Policy.

II.SCOPE

This Practice:

•establishes the use of trading windows and preclearance procedures with respect to transactions in Company Securities by members of the Preclearance Group;
•establishes certain practices with respect to Rule 10b5-1 plans; and
•describes SEC reporting requirements for Affiliates in connection with transactions in Company Securities.

III.TRADING WINDOWS

A member of the Preclearance Group may engage in transactions in Company Securities only during an open trading window. Covered transactions under the Policy are subject to this Practice. The Company maintains trading and other restrictions on accounts containing Company Securities related to the Company’s equity plans, and may take additional actions deemed necessary or desirable to enforce the Policy and this Practice.

Opening of a Trading Window

A trading window generally opens at 9:30 a.m. ET on the trading day immediately following the expiration of two full trading days after the public release of the Company’s earnings with respect to a completed fiscal period. The Chief SEC Counsel or their designee issues an email to Affiliates and Restricted Individuals informing them of the expected date of the opening of the trading window and, as noted below, in any changes to that opening date. Below are examples of the operation of this general rule with respect to the opening of the trading window:

Example 1: The Company releases for the first time its fiscal year-end earnings at 4:45 p.m. ET on Tuesday, February 21, 2017 (after the close of that day’s trading). The trading window will open on Friday, February 24, 2017, at 9:30 a.m. ET.

Example 2: The Company releases for the first time its fiscal quarter earnings at 6:30 a.m. ET on Wednesday, May 3, 2017 (before the open of that day’s trading). The trading window will open on Friday, May 5, 2017, at 9:30 a.m. ET.

Closing of a Trading Window

Once opened, a trading window generally closes at 4:00 p.m. ET on the later of (1) the second trading day of the last month of the fiscal quarter in which the trading window is opened, or (2) the fourth trading day after the trading window’s opening day, unless it is closed earlier or as otherwise determined by the Company’s General Counsel or the Company’s Chief Financial Officer. Stated another way, unless closed earlier, the trading window will generally remain open for a minimum of five trading days. The Chief SEC Counsel or their designee issues an email to Affiliates and Restricted Individuals informing them of the expected date of the closing of the trading window and, as noted below, in any changes to the closing date. Below are examples of the operation of this general rule with respect to the closing of the trading window:

Example 1: If a trading window opens on Friday, February 24, 2017, at 9:30 a.m. ET, and assuming the window is not closed earlier, the trading window will close on Thursday, March 2, 2017, at 4:00 p.m. ET. This is an example of a trading window that closes as described in clause (2) above.

Example 2: If a trading window opens on Friday, May 5, 2017, at 9:30 a.m. ET., and assuming the window is not closed earlier, the trading window will close on Friday, June 2, 2017, at 4:00 p.m. ET. This is an example of a trading window that closes as described in clause (1) above.

Changes to Window Period Opening and Closing Dates

The Company may delay the opening of a trading window, determine not to open a trading window, or shorten or extend the length of any open trading window, at any time, and from time to time, if the Company believes that effecting transactions in Company Securities by any or all of the members of the Preclearance Group would be inappropriate or impermissible due to material developments at the Company or other developments that could become material. Any such decision will be made by the General Counsel or the Chief Financial Officer, in consultation with the Chief SEC Counsel.

If the opening of a trading window is delayed, the trading window would still close as described under “Closing of a Trading Window” above, unless it is extended.

The Chief SEC Counsel or their designee notifies Affiliates and Restricted Individuals regarding changes in the trading window opening and closing dates. However, the reason for the change may not be disclosed and, if the reason is known by an Affiliate or Restricted Individual, that person must not disclose the reason to any other person, except for disclosures permitted under the Company’s Code of Ethics with respect to confidential information for persons who have a legitimate business reason to know the information. A trading window may not be opened, may close early, or may be extended, as to any or all of the members of the Preclearance Group.

IV.PRECLEARANCE PROCEDURES

All members of the Preclearance Group must preclear their transactions in Company Securities at any time, even during an open trading window. Preclearance means that, before the transaction may be effected, the transaction must be reviewed and approved by the Chief SEC Counsel, or in the absence of the Chief SEC Counsel, the General Counsel or Chief Financial Officer.

A request for preclearance should be submitted in writing by the Affiliate or Restricted Individual to the Chief SEC Counsel or their designee, or in the absence of the Chief SEC Counsel, to the General Counsel or Chief Financial Officer. Affiliates and Restricted Individuals will receive a notice that preclearance forms may be submitted, along with the proper preclearance form. A member of the Preclearance Group may not proceed with a transaction until notice of approved is received in writing

(including by an email from the Company’s stock plan administrator). Any such approval will be valid only until the closing of the trading window, unless notice is given otherwise.

A transaction may be disapproved for many reasons. If the transaction has been disapproved, the circumstances of that decision may be disclosed to the person requesting preclearance. Unless the requester has been permitted to do so, the requester may not discuss the reasons for disapproval with anyone else.

V.DESIGNATED RESTRICTED INDIVIDUALS

From time to time, the Company may determine to limit the ability of persons who are not Restricted Individuals, or to further limit the ability of Restricted Individuals, to engage in transactions in American Water securities. In each case, such persons will be referred to hereunder as “Designated Restricted Individuals,” and such persons will be prohibited or restricted, in whole or in part, and on a temporary or permanent basis, from engaging in transactions in Company Securities, depending on the specific circumstances.

Example 1: Individuals who are not Restricted Individuals may receive non-public information about the Company’s financial results on a conference call and are told that they cannot engage in transactions in Company Securities until two full trading days have elapsed after the information is disclosed publicly. Such persons shall be considered Designated Restricted Individuals for purposes of this Practice.

Example 2: Individuals, some of whom are Restricted Individuals, working on a significant pending acquisition may be instructed that they cannot engage in any transactions in Company Securities, including during any open window period, until further notice. Such Persons shall be considered Designated Restricted Individuals for purpose of this Practice.

To the extent that instructions are given to a person who is already a Restricted Individual, and the Restricted Person is told to restrict transactions in Company Securities beyond the restrictions contained in this Practice, the Designated Restricted Individual must comply with those stricter restrictions until further notice, even if they would have otherwise been permitted to effect a transaction under this Practice.

VI.REPORTING OF TRANSACTIONS BY AFFILIATES

Affiliates must file certain reports with the SEC and New York Stock Exchange disclosing their beneficial holdings of Company Securities and any changes in those holdings. The Chief SEC Counsel and their designee will provide reasonable assistance to Affiliates who are employees of the Company or members of the Board of Directors to help them complete those filings. However, in any event, the responsibility for complying with the Securities Laws with respect to transactions in Company Securities rests solely with the Affiliate.

Rule 144

An Affiliate engaging in open-market sales of Company Securities must comply with Rule 144 of the Securities Act of 1933, including any obligation to file a Form 144. A Form 144 is required when a sale exceeds a specified number of shares or dollar amount of securities. The Affiliate should inform the broker handling the sale of Company Securities that a Rule 144 sale is being made and that a Form 144 should be filed with the SEC and New York Stock Exchange when the order to sell is placed. If necessary, the Chief SEC Counsel or their designee can provide reasonable assistance to Affiliates who are employees of the Company or members of the Board of Directors and their brokers with respect to this filing.

Section 16

If you are an Affiliate and you effect any transaction in Company Securities, including pursuant to a Rule 10b5-1 Plan, you (or, in the case of the Rule 10b5-1 plan transaction, the broker administering the plan) must immediately report the transaction to the Chief SEC Counsel or their designee, or in the absence of the Chief SEC Counsel, the General Counsel or Chief Financial Officer. You will be required to complete and file forms with the SEC and the New York Stock Exchange under Section 16 of the Securities Exchange Act of 1934 to report these transactions, generally within two business days after the date of the transaction. The Chief SEC Counsel and their designee will provide reasonable assistance to any Affiliate who is an employee of the Company or a member of the Board of Directors with respect to the obligation to file these forms.

VII.RULE 10B5-1 TRADING PLANS

The Policy describes Rule 10b5-1 trading plans and the requirements for implementing such a plan, or amending or terminating an existing Rule 10b5-1 plan. With respect to persons who are not Affiliates, a copy of the Rule 10b5-1 plan or any amendment thereof must be provided to the Chief SEC Counsel for review and approval at least ten business days prior to entry into such plan or amendment. Affiliates must generally provide greater advance notice to permit review of the Affiliate’s Rule 10b5-1 plan and approval as required under the Policy. You may enter into, amend or terminate a Rule 10b5-1 plan only at a time when you are not aware of material non-public information, and if you are a Preclearance Group member, only during an open trading window. Transactions effected pursuant to an approved Rule 10b5-1 plan will not require further preclearance at the time of the transaction.

The Rule 10b5-1 plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Once a Rule 10b5-1 plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade.

VIII.DEFINITIONS

The following capitalized terms used in this Practice have the meanings set forth below:

•Affiliates – (1) Any director of American Water, and (2) any person who has been designated by the Board of Directors of American Water as an executive officer of American Water for purposes of the U.S. Securities Laws.

•American Water or the Company – American Water Works Company, Inc., not including its subsidiaries.

•Designated Restricted Individuals – Any person who the Chief Executive Officer, the Chief Financial Officer, the General Counsel, or the Chief SEC Counsel may determine to be a Restricted Individual, either on a temporary or permanent basis, and under such conditions or restrictions from engaging in transactions in Company Securities that are to be determined by such person to be warranted based on the circumstances.

•Preclearance Group – The Preclearance Group is comprised of:
oAffiliates;
oRestricted Individuals; and
oFamily Members and Controlled Entities of any of the foregoing persons.

•Restricted Individuals – Employees of the Company or any of its subsidiaries, other than Affiliates, who, in the normal course of their duties, have regular access to material non-public information about the Company, and each of whom has been notified by the Chief SEC Counsel or their designee that the employee is a “Restricted Individual.” A determination as to whether, and for how long, a former Affiliate or employee may continue to remain subject to the Policy and this Practice is to be made by the Chief SEC Counsel, after consultation with the General Counsel and/or the Chief Financial Officer.

IX.WAIVERS; MODIFICATIONS

Exceptions to this Practice may be made only by the written approval of the General Counsel, after consultation with the Chief SEC Counsel. The Company reserves the right to amend or rescind this Practice or any portion of it at any time and to adopt additional or different practices, policies and procedures at any time.

X.NON-COMPLIANCE

Any Covered Person who violates or circumvents this Practice may be subject to disciplinary action, up to and including termination of employment or service. Additionally, any Covered Person or member of the Preclearance Group who purchases or sells Company Securities based on material non-public information regarding the Company may be criminally liable under provisions of Securities Laws prohibiting insider trading. Civil and other penalties are also recoverable in private lawsuits or by the SEC against Covered Persons or Preclearance Group members who engage in and profit from short swing trades.

XI.QUESTIONS

If you have any questions about this Practice, contact the Chief SEC Counsel or their designee.